                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

-----------------------------------------------------

In the Matter of
                                                             CERTIFICATE
Xcel Energy Inc.
                                                                   OF
File No. 70-9635
                                                             NOTIFICATION
(Public Utility Holding Company
Act of 1935)

----------------------------------------------------

         This Certificate of Notification is filed by Xcel Energy Inc. ("Xcel Energy"), a Minnesota corporation, pursuant to Rule 24. Such filing is made pursuant to Xcel Energy's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and the order of the Securities and Exchange Commission (the "Commission") dated August 22, 2000 (HCAR No. 27218) (the "Order") in the above-referenced file. The Order directed that Xcel Energy file with the Commission certificates pursuant to Rule 24 on a quarterly basis within 60 days from the end of the first three quarters and within 90 days from the end of the last calendar quarter. This certificate reports transactions from January 1, 2001 through March 31, 2001 (the "First Quarter").



a.)      FOLLOWING IS A COMPUTATION UNDER RULE 53(a) SETTING FORTH XCEL'S
         CONSOLIDATED RETAINED EARNINGS AND AGGREGATE INVESTMENT IN ALL EWGS AND
         FUCOS:

         Average consolidated retained earnings:                                      $   2,279.2 million
         Aggregate investment in all EWGs and FUCOs*:                                 $   1,202.8 million

         * The balance includes $781.9 million of Xcel's entire investment in NRG Energy, Inc., not just EWGs and FUCOs.


b.)      FOLLOWING IS A LISTING OF XCEL'S AGGREGATE INVESTMENT IN EACH EWG:

         (IN MILLIONS)
         Investment in EWGs:
             NRG Energy, Inc.*                                                        $     781.9
             Independent Power International                                                  3.2
             Denver City Energy Associates, L.P.                                              7.5
                                                                                       ----------
                                                                                            792.6
         Investment in FUCOs                                                                410.2
                                                                                      -----------
                                                                                      $   1,202.8
                                                                                      ===========
         * The aggregate investment represents Xcel's entire investment in NRG
         Energy, Inc., not just EWGs and FUCOs.

c.)      XCEL'S CONSOLIDATED CAPITALIZATION RATIO AS OF MARCH 31, 2001:

         Debt as a percentage of capitalization                                             62.7%
         (including approximately $2,216 million of short-term debt)

         Common equity as a percentage of capitalization                                    33.9%

         Preferred equity as a percentage of capitalization                                  3.4%
         (including mandatorily redeemable preferred securities)

d.)      MARKET-TO-BOOK RATIO OF XCEL'S COMMON STOCK AS OF MARCH 31, 2001:

         Market-to-book ratio at March 31, 2001                                              1.76

e.)      NEW EWG PROJECTS IN WHICH XCEL INVESTED OR COMMITTED TO INVEST DURING
         THE FIRST QUARTER:

         None.

f.)      GROWTH IN CONSOLIDATED EARNINGS (SEGREGATING TOTAL EARNINGS GROWTH
         ATTRIBUTABLE TO EWG PROJECTS FROM THE REVENUE ATTRIBUTABLE TO ALL OTHER
         SUBSIDIARIES OF XCEL):

         (IN MILLIONS)
         Retained earnings growth from EWG projects                                 $      65,757
         Retained earnings growth from all other Xcel subsidiaries
              (reflects dividend payments)                                                 13,995
                                                                                    -------------
         Total increase in consolidated retained earnings for the year
              ended March 31, 2001                                                  $      79,752
                                                                                    =============

g.)      YEAR-TO-DATE REVENUES AND NET INCOME OF EACH EWG THROUGH MARCH 31,
         2001:

                                                                       Revenue                Net income
         (IN MILLIONS)                                                 -------                ----------
         NRG Energy, Inc.                                      $       432,100           $        64,889
         Independent Power International                                 4,118                       0.1
         Denver City Energy Associates, L.P.                            11,384                       0.7

h.) PURCHASE PRICE PER SHARE OF REPORTED SALES OF XCEL ENERGY COMMON STOCK AND THE MARKET PRICE PER SHARE AT THE DATE OF THE AGREEMENT OF SALE. None sold (other than through dividend reinvestment or benefit plans as described below).

i.) THE TOTAL NUMBER OF SHARES OF COMMON STOCK ISSUED DURING THE FIRST QUARTER UNDER XCEL ENERGY'S DIVIDEND REINVESTMENT PLAN AND XCEL ENERGY SYSTEM EMPLOYEE BENEFIT AND EXECUTIVE COMPENSATION PLANS.
         Xcel Energy issued 667,867 shares under its dividend reinvestment plan and 1,014,276 shares under its system employee benefit and executive compensation plans.

j.) THE NAMES OF THE GUARANTORS AND OF THE BENEFICIARIES OF ANY XCEL ENERGY OR SUBSIDIARY GUARANTEE OR OTHER FORM OF CREDIT SUPPORT ISSUED DURING THE FIRST QUARTER, AND THE AMOUNT, TERM AND PURPOSE OF THE GUARANTEE.
         1. The following guarantees were issued during the First Quarter:

Guarantor            Beneficiary                          Amount             Matures          Purpose
-------------------- ------------------------------------ ------------------ ---------------- --------------------
Xcel Energy          e prime, inc.                        $   5,000,000      Continuing       Gas Trading
Xcel Energy          e prime, inc.                        $   4,500,000      06/23/01         Gas Trading
Xcel Energy          e prime, inc.                        $   1,000,000      05/15/01         Gas and Power Trading
Xcel Energy          e prime, inc.                        $   3,000,000      Continuing       Gas and Power Trading
Xcel Energy          e prime, inc.                        $   5,000,000      Continuing       Financial
Xcel Energy          e prime, inc.                        $   3,000,000      01/30/02         Gas Trading
Xcel Energy          e prime, inc.                        $   3,000,000      07/01/01         Gas Trading
Xcel Energy          e prime, inc.                        $   4,000,000      08/31/01         Gas Trading
Xcel Energy          e prime, inc.                        $   2,000,000      08/17/01         Gas Trading
Xcel Energy          e prime, inc.                        $   1,500,000      02/05/02         Gas Trading
Xcel Energy          e prime, inc.                        $   3,000,000      12/31/01         Gas Trading
Xcel Energy          e prime, inc.                        $  13,000,000      12/31/01         Gas Trading
Xcel Energy          e prime, inc.                        $   2,000,000      03/01/02         Gas Trading
Xcel Energy          e prime, inc.                        $   3,000,000      03/05/02         Gas Trading
Xcel Energy          e prime, inc.                        $     250,000      12/29/01         Gas Trading
Xcel Energy          e prime, inc.                        $   1,200,000      Continuing       Gas Trading
Xcel Energy          e prime, inc.                        $     750,000      04/01/02         Gas Trading
Xcel Energy          Cheyenne Light, Fuel and Power       $  20,000,000      Continuing       Support Purchase Power
                     Company                                                                  Agreement
Xcel Energy          Cheyenne Light, Fuel and Power       $   6,500,000      Continuing       Support Purchase Power
                     Company                                                                  Agreement
Xcel Energy          Seren Innovations, Inc.              $     750,000      Continuing       Payment Guarantee
Xcel Energy          NCE Communications, Inc.             $     150,000      01/07/02         Obligations under Letter of
                                                                                              Credit
Xcel Energy          Utility Engineering                  $ 152,522,939      01/30/03         Performance/Payment
NRG Energy, Inc.     Elk River Resource Recovery          $  17,000,000      2006             Guarantee Payments
NRG Energy, Inc.     NRG Power Marketing, Inc.            $  10,000,000      Continuing       Support transactions

         2.       The following letters of credit were issued during the First
                  Quarter:

    Issuing Entity                        Beneficiary                             Amount             Expiration Date
    ------------------------------------- --------------------------------------- ------------------ ---------------------
    NRG Energy, Inc.                      Granite II Holding LLC                  $65,518,000        01/31/03
    NRG Energy,  Inc.                     Granite II Holding LLC                  $15,000,000        01/31/03
    NRG Energy, Inc.                      PowerGen Holdings BV                    $11,327,200        01/31/02
    NRG Energy, Inc.                      Crockett Generation                     $35,000,000        04/09/02
    NRG Energy, Inc.                      LSP-Nelson Energy LLC                   $ 3,500,000        03/15/02
    Utility Engineering                   Utility Engineering                     $   833,333        01/19/02

         3. The following letters of credit were renewed or increased during the First Quarter:

                                                                                                                 Expiration
Issuing Entity                         Beneficiary                           Renew/ Inc.       Amount            Date
-------------------------------------- ------------------------------------- ----------------- ----------------- ------------------
NCE Communications, Inc.               City and County of Denver             Renew             $    150,000         01/07/02
Xcel Energy                            Nations Bank, N.A.                    Renew             $  1,000,000         03/25/02
NRG Energy, Inc.                       Lumbermen's Underwriting              Renew/Inc.        $  1,240,000         02/15/02
Suncook Energy LLC.                    New England Power Co.                 Increase          $    352,809         01/31/01
NRG Energy, Inc.                       KOCBANK A.S.                          Increase          $  1,250,000         04/25/01


         4. Xcel Energy guaranteed an additional $130,914,074 of surety bonds in the First Quarter. Such guarantees are exempt under Rule 45 (b)(6).

k.) THE AMOUNT AND TERMS OF ANY SHORT-TERM DEBT ISSUED BY XCEL ENERGY DURING THE FIRST QUARTER.
         Xcel Energy borrows and repays short-term debt on an on-going basis. As of March 31, 2001, Xcel Energy had $494,899,000 in short-term debt outstanding at an average cost of 6.16%.

l.) THE AMOUNT AND TERMS OF ANY FINANCINGS CONSUMMATED BY ANY UTILITY SUBSIDIARY THAT ARE NOT EXEMPT UNDER RULE 52.
         On an on-going basis Cheyenne Light, Fuel and Power Company (Cheyenne) borrows and repays short-term debt to Xcel Energy. As of March 31, 2001, Cheyenne had $22,550,000 in short-term debt outstanding at an average cost of 6.16%.

         On an on-going basis Black Mountain Gas Company borrows and repays short-term debt to Xcel Energy. As of March 31, 2001, Black Mountain Gas Company had $3,518,913 in short-term debt outstanding at an average cost of 6.16%.

m.) THE AMOUNT AND TERMS OF ANY FINANCINGS CONSUMMATED BY ANY NON-UTILITY SUBSIDIARY DURING THE FIRST QUARTER THAT ARE NOT EXEMPT UNDER RULE 52.

         1. Certain short-term inter-company notes are issued and repaid on an on-going basis. The proceeds are used for general corporate purposes. As of March 31, 2001, the following such inter-company notes were outstanding with an average interest rate of 6.16%:

                                                                                                             Amount
Lender                                 Borrower                                                           Outstanding
-------------------------------------- ------------------------------------------------------------- -----------------------
Xcel Energy                            Xcel Energy WYCO Inc.                                         $       515,000
Xcel Energy                            Xcel Energy Services Inc.                                     $    46,600,000
Xcel Energy                            Xcel Energy International Inc.                                $   259,342,417
Quixx Corporation                      Xcel Energy International Inc.                                $    11,955,696
NCE Communications, Inc.               Xcel Energy Communications Group, Inc.                        $     2,750,000
Xcel Energy                            Xcel Energy Retail Holdings, Inc. ("Xcel Retail")             $     9,275,000
Xcel Energy Centrus                    Xcel Retail                                                   $       500,000
Xcel Retail                            Xcel Energy Cadence                                           $       875,500
Xcel Retail                            The Planergy Group                                            $     4,931,350
Xcel Retail                            Natural Station LLC                                           $       281,800
Utility Engineering                    Xcel Energy Wholesale Group, Inc.                             $    53,000,000
Xcel Retail                            e prime Energy Marketing                                      $     3,325,000
Quixx Corporation                      Utility Engineering                                           $    21,000,000
Xcel Energy                            Xcel Energy Wholesale Group, Inc.                             $       230,000
Utility Engineering                    Applied Power Associates, Inc.                                $       700,000
Utility Engineering                    Proto-Power Corporation                                       $       650,000
Utility Engineering                    Universal Utility Services                                    $       750,000
Utility Engineering                    Precision Resource Company                                    $       675,000
e prime, inc.                          Xcel Energy Markets Holdings, Inc.                            $     6,575,000
Texas-Ohio Pipeline, Inc.              Xcel Energy Ventures Inc.                                     $       150,000


         2.       Draws made on credit agreements:
                  Independent Power Corporation and Independent Power International drew $5 million on March 8, 2001 against an existing credit agreement with Xcel Energy.
                  The proceeds were used for general corporate purposes and shareholder loans. The interest rate on the loan was 7.95%
n.) THE AMOUNT AND TERMS OF ANY FINANCINGS CONSUMMATED BY ANY UTILITY SUBSIDIARY DURING THE FIRST QUARTER UNDER THE EXEMPTION PROVIDED UNDER RULE 52.

         NORTHERN-STATES POWER COMPANY (MINNESOTA)
         Northern-States Power Company (Minnesota) issued and renewed the following letters of credit:

                                                     Issue/                                     Expiration
       Beneficiary                                   Renew           Amount                         Date
       --------------------------------------------- --------------- ------------------------ -------------------
       Sherburne County Public Works                 Issue           $       5,000                 12/31/01
       Pathfinder                                    Renew           $     750,000                 06/30/01
       Burnsville Yard Waste                         Renew           $     105,000                 05/26/01
       Energy Insurance                              Renew           $  10,000,000                 06/30/01
       Employers Insurance of WAUSA                  Renew           $     165,000                 02/01/02

         SOUTHWESTERN PUBLIC SERVICE COMPANY (SPS)
         On February 16, 2001, SPS renewed its $300 million credit agreement with several banks until February 22, 2002. The interest rate per annum under the agreement is the Bank One base rate or the Eurodollar Rate plus a spread of .55%. The credit agreement is primarily used as a backup line of credit to support SPS's commercial paper program that is used to fund general corporate needs.

         SPS renewed a letter of credit for $2,091,304 for the benefit of Southwest Power Pool. The expiration date of the letter of credit was extended to June 1, 2002.

         UTILITY SUBSIDIARIES SHORT-TERM DEBT
         On an on-going basis the Utility Subsidiaries borrow and repay short-term debt. As of March 31, 2001, the Utility Subsidiaries listed below had outstanding short-term debt as follows:

                                 Utility Subsidiary                        Amount           Avg. Rate
                  -------------------------------------------------- -------------------- ---------------
                  Public Service Company of Colorado                 $  85,000,000            6.30%
                  Southwestern Public Service Company                $ 735,274,000            6.11%
                  Northern States Power-Minnesota                    $ 231,000,000            5.96%
                  Northern States Power-Wisconsin                    $   6,400,000            5.96%

         PUBLIC SERVICE COMPANY OF COLORADO
         Public Service Company of Colorado renewed a letter of credit for $1,500,000 for the benefit of California Independent System. The expiration date is September 30, 2001.

         As of March 31, 2001, Public Service Company of Colorado had short-term borrowings outstanding from two of its subsidiaries at an average rate of 6.30%. The amount outstanding for each was $1,350,000 from 1480 Welton, Inc. and $1,450,000 from P.S.R. Investments, Inc.

o.) THE AMOUNT AND TERMS OF ANY FINANCINGS CONSUMMATED BY ANY NON-UTILITY SUBSIDIARY DURING THE FIRST QUARTER UNDER THE EXEMPTION PROVIDED UNDER RULE 52.

         1.) On an on-going basis PS Colorado Credit Corporation borrows and repays short-term debt. As of March 31, 2001, PS Colorado Credit Corporation had $164,825,000 outstanding at an average cost of 6.32%.
         2.) NRG Energy, Inc. renewed its $500,000,000 revolving credit agreement on March 9, 2001 with several banks. This credit agreement matures on March 8, 2002. As of March 31, 2001, $467,000,000 was outstanding under this credit agreement at an average rate of 6.97%.
         3.) On March 29, 2001, NRG South Central Generating LLC renewed a $40,000,000 revolving credit agreement with Bank of Tokyo, Mitsuibishi. The expiration date of the renewed facility is March 28, 2002. As of March 31, 2001, $40 million was outstanding at an average rate of 8%.
         4.) On February 20, 2001, NRG Northeast Generating LLC renewed a $40,000,000 revolving credit agreement with several banks. The expiration date of the renewed facility is May 21, 2001.
         5.) On March 13, 2001, NRG Energy, Inc. sold 18,400,000 shares of common stock at $27 per share. The net proceeds to NRG Energy, Inc. were $473,900,000. In addition, on March 13, 2001, NRG Energy, Inc. sold 11,500,000 equity units (consisting of (i) a purchase contract for common stock and (ii) senior debentures) at $25 per unit. The net proceeds to NRG Energy, Inc. were $278,400,000. The net proceeds from this transaction were used in part to reduce amounts outstanding under NRG Energy's short-term bridge credit agreement which was used to finance in part NRG Energy's acquisition of LS Power generation assets.
         6.) As part of the LS Power acquisition in January 2001, NRG Energy, Inc. assumed the following financings:
                  Three letters of credit totaling $22,680,000 maturing in 2002 and 2004. Two credit agreements, one in the amount of $505,000,000 with $280,036,000 outstanding as of March 31,
                  2001 and the second in the amount of $5,000,000 with no draws under the facility.
         7.) Nuclear Management Company (NMC) made two draws on existing credit agreements with ABN AMRO Bank:
                  a.)      On February 8, 2001, NMC drew $1,000,000 at 6.57%
                           until March 8, 2001.
                  b.)      On March 16, 2001, NMC drew $2,500,000 at 8.5% until
                           March 22, 2001.

p.) THE NOTIONAL AMOUNT AND PRINCIPAL TERMS OF ANY INTEREST RATE HEDGE OR ANTICIPATORY HEDGE ENTERED INTO DURING THE FIRST QUARTER AND THE IDENTITY OF THE PARTIES TO SUCH INSTRUMENTS.
         NRG Energy, Inc. entered into the following forward starting interest rate swaps to partially hedge the risk of rising interest rates for NRG Energy's corporate debt issuance in April 2001.

                Notional                 10 year           Effective        Expiration
                 Amount                 Swap Rate            Date              Date           Counterparty
          ------------------------ ------------------- ----------------- --------------- ---------------------
               $ 55,000,000              5.964%            3/13/01           4/2/01            ABN Amro
               $100,000,000              5.855%            3/15/01           4/2/01         Deutsche Bank
               $ 20,000,000              5.870%            3/15/01           4/2/01         Deutsche Bank
               $ 45,000,000              5.965%            3/13/01           4/2/01         Deutsche Bank
               $ 80,000,000              5.893%            3/14/01           4/2/01         Deutsche Bank
               $ 20,000,000              5.907%            3/14/01           4/2/01         Deutsche Bank
               $ 80,000,000              5.86%             3/15/01           4/2/01         Deutsche Bank

         NRG Energy, Inc. also entered into a foreign currency swap with a notional amount of $9,191,322 to hedge or protect foreign currency denominated cash flows. This swap was entered into with Citibank and was effective February 22, 2001 and expires July 31, 2001.

q.) THE NAME, PARENT COMPANY AND AMOUNT INVESTED IN ANY NEW INTERMEDIATE SUBSIDIARY OR FINANCING SUBSIDIARY DURING THE FIRST QUARTER.
         None was formed during the First Quarter.

r.) CONSOLIDATED BALANCE SHEETS AS OF THE END OF THE FIRST QUARTER AND SEPARATE BALANCE SHEETS AS OF THE END OF THE FIRST QUARTER FOR EACH COMPANY, INCLUDING XCEL ENERGY, THAT HAS ENGAGED IN FINANCING TRANSACTIONS DURING THE FIRST QUARTER.
         The consolidated balance sheets of Xcel Energy, Public Service Company of Colorado, Southwestern Public Service Company, Northern States Power Company (Minnesota), Northern States Power Company (Wisconsin), NRG Energy, Inc., NRG Northeast Generating LLC and NRG South Central Generating LLC as of March 31, 2001 are incorporated by reference. Such balance sheets were filed with the respective company's Form 10-Q for March 31, 2001. The file numbers are as follows:

                  Xcel Energy                                                 1-3034
                  Public Service Company of  Colorado                         1-3280
                  Southwestern Public Service Company                         1-3789
                  Northern States Power Company (Minnesota)                   000-31709
                  Northern States Power Company (Wisconsin)                   10-3140
                  NRG  Energy, Inc.                                           001-15981
                  NRG Northeast Generating LLC                                333-42638
                  NRG South Central Generating LLC                            333-48900

         The following balance sheets as of March 31, 2001 were filed under confidential treatment pursuant to Rule 104(b):

         Exhibit 1         Xcel Energy Wyco Inc.
         Exhibit 2         Xcel Energy Services Inc.
         Exhibit 3         Xcel Energy International Inc.
         Exhibit 4         Xcel Energy Communications Group, Inc.
         Exhibit 5         NCE Communications, Inc.
         Exhibit 6         Xcel Energy Retail Holdings, Inc.
         Exhibit 7         Xcel Energy Cadence
         Exhibit 8         The Planergy Group
         Exhibit 9         Natural Station LLC
         Exhibit 10        Xcel Energy Wholesale Group, Inc.
         Exhibit 11        Applied Power Associates, Inc.
         Exhibit 12        Proto-Power Corporation
         Exhibit 13        Univesal Utility Services
         Exhibit 14        Precision Resource Company
         Exhibit 15        Xcel Energy Markets Holdings, Inc.
         Exhibit 16        e prime, inc.
         Exhibit 17        Texas-Ohio Pipeline, Inc.
         Exhibit 18        Quixx Corporation
         Exhibit 19        Xcel Energy Centrus
         Exhibit 20        Utility Engineering
         Exhibit 21        Cheyenne Light, Fuel and Power Company
         Exhibit 22        Black Mountain Gas Company
         Exhibit 23        Xcel Energy Ventures Inc.
         Exhibit 24        Seren Innovations, Inc.
         Exhibit 25        1480 Welton, Inc.
         Exhibit 26        P.S.R. Investments, Inc.
         Exhibit 27        Nuclear Management Company
         Exhibit 28        Elk River Resource Recovery, Inc.
         Exhibit 29        NRG Power Marketing, Inc.
         Exhibit 30        Crockett Cogeneration
         Exhibit 31        NEO Corp.
         Exhibit 32        LSP-Nelson Energy LLC
         Exhibit 33        Independent Power Corporation - not available
         Exhibit 34        Independent Power International - not available
         Exhibit 35        Suncook Energy LLC - not available
         Exhibit 36        PowerGen Holdings BV - not available
         Exhibit 37        Granite II Holding LLC - not available

s.)      REGISTRATION STATEMENTS FILED DURING THE FIRST QUARTER
         The following registration statement was filed for Xcel Energy:
         Form S-8 file number 333-54460 filed January 26, 2001

         I, Paul E. Pender, Treasurer of Xcel Energy Inc., certify that transactions included in this Certificate of Notification have been carried out in accordance with the terms and conditions of and for the purposes represented in the Application-Declaration.

                                                     XCEL ENERGY INC.

                                                     By: /s/ Paul E. Pender
                                                         ---------------------
                                                             Paul E. Pender
                                                             Treasurer

Dated:  May 29, 2001